UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 13, 2014	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities.

The announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and, subject to certain exceptions, may not be offered or sold within the United States. The securities are being offered only outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. Eastern Air Overseas (Hong Kong) Corporation Limited does not intend to make any public offering of securities in the United States.

NOTICE OF LISTING ON

THE STOCK EXCHANGE OF HONG KONG LIMITED

Eastern Air Overseas (Hong Kong) Corporation Limited

(incorporated with limited liability in Hong Kong)

CNY2.5 billion 4.8 per cent. Guaranteed Bonds due March 2017 (Stock Code: 85953)

Unconditionally and Irrevocably Guaranteed by

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

Joint Lead Managers

Agricultural Bank of China Limited Hong Kong Branch	DBS Bank Ltd.	Deutsche Bank	HSBC	Standard Chartered Bank (Hong Kong) Limited

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the CNY2.5 billion 4.8% Guaranteed Bonds due March 2017 (the “Bonds”) by way of an offering to professional investors only as described in the offering circular dated 6 March 2014. Permission for the listing of, and dealing in, the Bonds is expected to become effective on or about 14 March 2014.

Hong Kong, 13 March 2014

As at the date of this announcement, the directors of Eastern Air Overseas (Hong Kong) Corporation Limited are Wu Yongliang, Wu Zhiwei, Zhang Houxin, Yuan Jun and Gao Lijun.

As at the date of this announcement, the directors of China Eastern Airlines Corporation Limited are:

Liu Shaoyong Ma Xulun Xu Zhao Gu Jiadan Li Yangmin Tang Bing Sandy Ke-Yaw Liu Ji Weidong Shao Ruiqing Li Ruoshan Ma Weihua

(Chairman)

(Vice Chairman, President)

(Director)

(Director)

(Director, Vice President)

(Director, Vice President)

(Independent non-executive Director)

(Independent non-executive Director)

(Independent non-executive Director)

(Independent non-executive Director)

(Independent non-executive Director)

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